    As filed with the Securities and Exchange Commission on February 9, 2004

                                                Registration Number 333-________

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                      ALLIED HEALTHCARE INTERNATIONAL INC.
                             ----------------------
             (Exact Name of Registrant as Specified in Its Charter)


            New York                                          13-3098275
            --------                                          ----------
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                         Identification Number)


                               555 Madison Avenue
                            New York, New York 10022
                           ---------------------------
              (Address of Principal Executive Offices ) (Zip Code)


           ALLIED HEALTHCARE INTERNATIONAL INC. 2002 STOCK OPTION PLAN
                           ---------------------------
                            (Full Title of the Plan)


                              Mr. Charles F. Murphy
                         Acting Chief Financial Officer
                      Allied Healthcare International Inc.
                               555 Madison Avenue
                            New York, New York 10022
                           ---------------------------
                     (Name and Address of Agent For Service)


                                 (212) 750-0064
                                    ---------
          (Telephone Number, Including Area Code, of Agent for Service)


                                   Copies to:

                            Leslie J. Levinson, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                                900 Third Avenue
                            New York, New York 10022
                        Telephone Number: (212) 895-2622

                         CALCULATION OF REGISTRATION FEE

============= ================= ============= ============== ===============
                                   Proposed      Proposed
   Title Of                        Maximum       Maximum
  Securities      Amount          Offering       Aggregat      Amount Of
     To Be        To Be           Price Per      Offering     Registration
  Registered    Registered        Share (1)       Price           Fee

------------- ----------------- ------------- -------------- ---------------

Common Stock       4,855,000        $9.50      $46,122,500       $5,844
                   shares(2)
============= ================= ============= ============== ===============

(1) Estimated solely for the purpose of calculating the Registration Fee in accordance with Rule 457(h), based on the average of the high and low prices of the shares of common stock of the Registrant on the American Stock Exchange on February 5, 2004.

(2) The Registrant's 2002 Stock Option Plan provides that the aggregate number of shares of common stock of the Registrant which may issued thereunder shall not exceed the total of (a) 3,000,000 (the "Base Amount") plus (b) an annual increase to the Base Amount equal to one percent of the number of shares of common stock of the Registrant outstanding as of the first day of each fiscal year, beginning October 1, 2002. Four million (4,000,000) shares of common stock are being registered for issuance upon the exercise of options granted or to be granted pursuant to the Registrant's 2002 Stock Option Plan. In addition, the Reoffer Prospectus included in this Registration Statement relates to the resale of shares issued to affiliates of the Registrant upon the exercise of options granted pursuant to the 2002 Stock Option Plan and an additional 855,000 shares of common stock issuable to affiliates of the Registrant upon the exercise of options granted pursuant to its 1992 Stock Option Plan.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         Pursuant to Rule 428 under the Securities Act of 1933, as amended (the "Securities Act"), the documents containing the information specified in Items 1 and 2 of Part I of Form S-8 will be delivered to each participant in the Allied Healthcare International Inc. 2002 Stock Option Plan. Pursuant to Rule 428 under the Securities Act, these documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus meeting the requirements of Section 10(a) of the Securities Act.

                                EXPLANATORY NOTE

         The Reoffer Prospectus which is filed as a part of this Registration Statement has been prepared in accordance with the requirements of Part I of Form S-3 and may be used for reoffers or resales of the shares of Common Stock of Allied Healthcare International Inc. acquired by the persons named therein pursuant to its 2002 Stock Option Plan and its 1992 Stock Option Plan.

REOFFER PROSPECTUS

                      ALLIED HEALTHCARE INTERNATIONAL INC.

               855,000 SHARES OF COMMON STOCK UNDER THE COMPANY'S
                             1992 STOCK OPTION PLAN

              4,000,000 SHARES OF COMMON STOCK UNDER THE COMPANY'S
                             2002 STOCK OPTION PLAN


         This Reoffer Prospectus (this "Prospectus") is being used in connection with the sale by certain selling shareholders (the "Selling Shareholders") of Allied Healthcare International Inc., who may be deemed "affiliates" of our company, of up to 4,855,000 shares of common stock of our company that may be acquired by the Selling Shareholders upon the exercise of options which have been or may be granted to them pursuant to our 1992 Stock Option Plan and our 2002 Stock Option Plan. An "affiliate" is defined in Rule 405 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), as a "person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with," our company.

         The distribution of the shares of common stock by the Selling Shareholders may be effected from time to time, in one or more transactions, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution."

         Our company will not receive any of the proceeds from the sales of the shares of common stock. All expenses of registration incurred in connection with this offering are being borne by our company, but all brokerage commissions and other expenses incurred by individual Selling Shareholders will be borne by such Selling Shareholders.

         The shares of common stock are listed on the American Stock Exchange ("AMEX") under the symbol "ADH." The last reported sale price of a share of common stock on the AMEX on February 6, 2004 was $9.68 per share.

                        --------------------------------

         SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                        --------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------


                THE DATE OF THIS PROSPECTUS IS FEBRUARY 9, 2004.

                                TABLE OF CONTENTS

                                                                           Page

Summary......................................................................3
  Our Company................................................................3
  Strategy...................................................................3
  Recent Developments........................................................4
Risk Factors.................................................................5
  Risks Relating to Our Financial Condition..................................5
  Risks Relating to our Business and Strategy................................8
  Risks Relating to the Flexible Healthcare Staffing and
    Home Healthcare Markets..................................................11
  Risks Relating to Our Common Stock.........................................15
Forward-Looking Statements...................................................18
Description of Our Securities................................................19
  Common Stock...............................................................19
  Preferred Stock............................................................19
  Transfer Agent.............................................................22
Use of Proceeds..............................................................22
Selling Shareholders.........................................................22
Plan of Distribution.........................................................26
Where You Can Find More Information..........................................28
Incorporation of Certain Information by Reference............................28
Experts......................................................................29
Legal Matters................................................................29

                                     SUMMARY

         This summary highlights selected information from this Prospectus and the documents incorporated herein by reference. It does not contain all of the information that may be important to you. You should carefully read this entire document, including the risk factors described herein, and the documents incorporated herein by reference. See "Incorporation of Certain Information by Reference." In this Prospectus, all references to "we," "us," "our" or "our company" mean Allied Healthcare International Inc. and its subsidiaries, unless the context otherwise requires.

OUR COMPANY

         We are one of the leading providers of healthcare staffing services, including nursing and ancillary services, to the United Kingdom healthcare industry. We operate a community-based network of over 115 branches, with the capacity to provide nurses, carers (known as home health aides in the U.S.) and specialized medical personnel to locations covering approximately 90% of the population of Great Britain. We provide healthcare staffing services to hospitals, local governmental authorities, nursing homes and private patients in the U.K. We also supply medical grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland.

         The address of our principal executive offices is 555 Madison Avenue, New York, New York 10022 and our phone number at that office is (212) 750-0064.

STRATEGY

         We are one of the leading providers of flexible staffing services to the U.K. healthcare industry. Our U.K. growth strategy has been to take advantage of policy moves by the U.K. government-funded National Health Service and by private payors seeking to treat a larger number of patients than in the past and to shorten waiting lists for access to care, as well as the general trend of local governments toward outsourcing their home care requirements to private industry.

         It has been, and will continue to be, our intention in the U.K. to focus on internal growth, as well as to acquire additional nursing and other care-giving operations to expand and complement our existing operations. We believe that the healthcare flexible staffing services industry in the U.K. is highly fragmented and that additional acquisition opportunities will continue to arise in a general trend toward industry consolidation. Consistent with this strategy, we acquired seven nursing and care giving operations in the U.K. during fiscal 2003, six during fiscal 2002 and twelve during fiscal 2001.

         We believe that the key competitive advantages of our U.K. flexible staffing business are our:

         o EXTENSIVE BRANCH NETWORK. We operate a community-based network of over 115 branches, with the capacity to provide nurses, carers and specialized medical personnel to locations covering 90% of the population of Great Britain. We also actively assess opportunities to extend our geographic coverage and increase our market penetration by evaluating customer needs, the skill base of flexible staff and growth potential in identified areas.

         o DIVERSIFIED CUSTOMER BASE. We provide flexible staff to four types of customers: hospitals, local authorities, nursing homes and private patients. We believe this diversity of customers provides us with a competitive advantage in our recruiting and retention efforts, as staff are attracted by the broad range of placement opportunities.

         o ENTREPRENEURIAL BUSINESS CULTURE. Our branches are managed either by general managers, in the case of larger acquisitions, or by employed branch managers or self-employed superintendents. In each case, the individual's remuneration is dependent upon branch performance. Self-employed superintendents are remunerated on an entirely performance-related basis linked to the gross profit of the branches they manage, while employed branch managers and general managers are remunerated with salary and performance bonuses.

         o QUALITY REPUTATION. We believe that our customers choose flexible staffing agencies on the basis of local branch awareness and reputation. We focus on providing a consistently high quality of service to the local communities in which our branches are located. We believe that the principal brand names within our U.K. operations each have strong individual reputations, and it is our current intention to retain all such brands.

         o TRACK RECORD OF ACQUISITIONS. We have achieved significant growth through acquisitions, growing from 71 branches in 1999 to 117 branches as of September 30, 2003. We believe this growth is attributable to our structured acquisition and integration process.

         o     MANAGEMENT EXPERTISE. Timothy M. Aitken, our chairman, and Sarah
               L. Eames, our chief executive officer, president and chief operating officer, have, respectively, 13 and 23 years experience in the healthcare industry. In addition, many of our U.K. branch managers and superintendents were former nurses or have otherwise been involved in the healthcare industry.

RECENT DEVELOPMENTS

         Since September 30, 2003, we have acquired one branch in the U.K. We paid an aggregate of $2,095,000 (based on currency exchange rates at December 24, 2003) in connection with this acquisition and we may be obligated to pay up to an additional $1,861,000 (based on currency exchange rates at December 31, 2003) in additional consideration, depending upon the future earnings of the acquired business.

         On April 16, 2003, we disposed of the last of our U.S. operations when we sold all of the issued and outstanding capital stock of The PromptCare Companies, Inc. and Steri-Pharm, Inc. for approximately $8,500,000 in cash. These two subsidiaries constituted our U.S. home healthcare operations segment. Our home healthcare operations were concentrated in New York and New Jersey and supplied infusion therapy, respiratory therapy and home medical equipment. The sale of this non-core segment allows us to focus our business on providing staffing services to the healthcare industry.

                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR FINANCIAL CONDITION

We have a history of losses and may incur losses in the future.

         Although we were profitable in our fiscal years ended September 30, 2003 and 2002, we have a history of net losses. For our fiscal years ended September 30, 2001, 2000 and 1999 net losses were $26,612,000, $24,944,000 and
$7,346,000, respectively. Even though we were profitable during our fiscal 2003 and 2002, we may not be able to sustain or increase our profitability in the future.

You should not rely on our quarterly operating results as an indication of our future results because they are subject to significant fluctuations.

         Our future revenues and results of operations may fluctuate significantly due to a combination of factors, some of which may be beyond our control. These factors include:

         o our acquisition and growth strategy, which means that we expect to acquire new businesses, leading to increased revenues and expenses;

         o currency fluctuations that affect reported revenues and expenses from our U.K. operations;

         o variations in the levels of capital or operating expenditures and other costs relating to acquisitions and the expansion of our operations; and

         o general economic conditions, as well as economic conditions specific to our industry.

         Accordingly, you should not rely on our results for fiscal 2003 or 2002 as an indication of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors. This could cause the trading price of our common stock to decline.

We may not be able to recover the substantial amounts of goodwill generated by our acquisitions.

         Goodwill represents the purchase price of an acquisition less the fair value of the net tangible and intangible assets acquired. We have generated substantial amounts of goodwill from our acquisitions. Part of our strategy involves making additional acquisitions. Because businesses of the type we target often do not have substantial tangible assets, we expect that our acquisition of these businesses will continue to generate significant amounts of goodwill.

         At September 30, 2003 and September 30, 2002 we had goodwill of approximately $184,000,000 and $124,000,000, respectively, which equaled approximately 59% and 46%, respectively, of our total assets at those dates.

         In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board ("FAS No. 142"), all goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but will be subject to an annual impairment test. We evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to our earnings would become necessary. As of September 30, 2003, the carrying value of our goodwill was not impaired, based on an assessment performed in accordance with FAS 142.

However, any future determination requiring the write-off of a significant portion of the carrying value of our goodwill could have a material adverse effect on our financial condition or results of operations. It could also cause us to fail to comply with the financial covenants in our bank debt, resulting in an event of default thereunder.

We have incurred significant debt obligations, which could impact our financial condition and results of operations.

         At September 30, 2003, we had approximately $165,000,000 of debt. The level of our indebtedness will have several important effects on our future operations, including, without limitation:

         o we will use a portion of cash flow from operations for the payment of any principal or interest due on outstanding indebtedness;

         o outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

         o the level of outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures, additional acquisitions or general corporate purposes.

         Subject to certain limitations, a majority in interest of the holders of our Series A preferred stock have the right to require us to redeem their shares (i) upon the occurrence of a liquidity event (as defined in "Description of Our Securities--Preferred Stock") or (ii) any time after December 17, 2007 if we have paid our senior credit facility and our mezzanine loan in full on or before such date. In the event that all 7,773,660 currently issued and outstanding shares of our Series A preferred stock are redeemed, we will be required to pay such holders $4.53 per share, or an aggregate of $35,213,253, plus any accrued or declared but unpaid dividends on such shares of Series A preferred stock.

         General economic conditions, industry cycle and financial, business and other factors affecting operations, many of which are beyond our control, may affect future performance. As a result, these and other factors may affect our ability to make principal and interest payments on indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

         o     seek additional financing in the debt or equity markets;

         o     refinance or restructure all or a portion of our indebtedness;

         o     sell selected assets; or

         o     reduce or delay planned capital expenditures or acquisitions.

         These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms or at all.

In the event of a payment default under our senior and mezzanine loans, our lenders have the right to seize our U.K. assets.

         If we are unable to repay our indebtedness when it becomes due our lenders will have a number of available remedies. Our senior and mezzanine loans are secured by all of the assets of, and the shares in, our U.K. companies. If we fail to pay our loans, the principal amount of which aggregated approximately $129,000,000 at September 30, 2003, these lenders could become the owner of, or force the sale of, our U.K. businesses or companies.

Our compliance with restrictions and covenants in our debt agreements may limit our ability to take corporate actions and harm our business.

         Our debt agreements contain a number of covenants that significantly restrict our operations, our ability to issue additional debt and our ability to pay dividends. Under our bank credit agreement we are also required to comply with specific financial ratios and tests, including a fixed charge coverage ratio, a test regarding debtor days (i.e., the number of days sales are outstanding) and a senior interest coverage ratio. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in the performance of the covenants in our debt agreements, our lenders could declare all of the principal and interest amounts outstanding due and payable and terminate their commitments to extend credit to us in the future. We may refinance our credit facilities or seek alternative credit agreements. We cannot guarantee that we will be able to secure new credit agreements on favorable terms or at all. If we are unable to secure credit on commercially reasonable terms in the future, our business could be harmed.

Our lenders have limited the right of our U.K. subsidiaries to pay dividends to our company.

         At September 30, 2003, we and our subsidiaries had approximately $165,000,000 of debt. Under the term of our loan agreements with our lenders, our U.K. subsidiaries generally may not pay dividends or other amounts to us or any of our other companies. Therefore, our company will not be able to use the cash flow or profits, if any, of the U.K. companies to pay our company's expenses or to finance any acquisitions, capital expenditures or other initiatives of our company or any of our subsidiaries other than our U.K. subsidiaries. In addition, because our U.K. subsidiaries may not pay dividends or other amounts to us, we may not be able to pay the dividends on our Series A preferred stock. To the extent that we do not pay quarterly cash dividends on our Series A preferred stock, such dividends will compound, which will increase the amount of dividends we will have to pay on our Series A preferred stock.

Our ability to use our net operating loss carryforward in the future may be limited.

         As of September 30, 2003, we had a U.S. federal net operating loss carryforward of approximately $73,000,000, expiring between 2019 and 2023. Our current operations are in the U.K. If we do not acquire a business located in the U.S. in the near term, we risk losing the benefit of our federal net operating loss carryforward. A limitation on our ability to use a significant portion of our federal net operating loss carryforward could have a material adverse effect on our financial condition or results of operations or the market value of our common stock.

We have significant contingent liabilities that may adversely affect our financial condition and results of operations.

         Many of our acquisitions contain earn-out provisions that may require us to make additional payments in the future. Under our existing earn-out arrangements, our maximum aggregate potential contingent obligation at September 30, 2003 was approximately $14 million. Our existing earn-out obligations expire in fiscal 2005. We plan to engage in additional acquisitions that will likely include earn-out provisions similar to our current earn-out obligations.

         In addition, we have granted redemption or put rights to the holders of our Series A preferred stock that could require us to repurchase a substantial number of shares under certain conditions. Our maximum aggregate potential contingent repurchase obligation with respect to our Series A preferred stock will be $35,213,253, plus accrued or declared but unpaid dividends on such shares of Series A preferred stock.

         These contingent obligations could adversely affect our liquidity.

RISKS RELATING TO OUR BUSINESS AND STRATEGY

If we are unable to attract qualified nurses and other flexible staffing professionals for our flexible healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

         We rely significantly on our ability to attract and retain nurses and other flexible staffing professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital, healthcare facility and other clients. We compete for flexible healthcare staffing personnel with other flexible healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and upgrade our flexible staffing network to keep pace with our hospital and healthcare facility clients' needs. Currently, there is a shortage of qualified nurses and other flexible staffing personnel in most areas of the U.K., competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of nurses and other flexible healthcare staffing professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain nurses and other flexible healthcare staffing professionals depends on several factors, including our ability to provide them with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting nurses and other flexible healthcare staffing professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain nurses and other flexible healthcare staffing professionals, the quality of our services to our hospital, healthcare facility and other clients may decline and, as a result, we could lose clients.

A change in treatment of flexible staff for U.K. tax, employment and benefits purposes could result in increased costs.

         Like all employment businesses, we are exposed to potential employment-related claims from workers who assert that they are employees. These claims could include claims from workers who are engaged on a "self-employed" basis. Claims could include unfair dismissal, wrongful dismissal in breach of contract and claims for severance payments. As a result of future employment tribunal decisions or changes in the law, we may need to treat our agency staff as employees. This could adversely affect our business and financial results.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

         Our business strategy includes increasing our market share and presence in the flexible healthcare staffing industry and home healthcare industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less attractive to us. In addition, restrictive covenants in our debt facilities, including a covenant that requires us to obtain bank and lender consent for acquisitions exceeding (pound)15 million in the aggregate in any fiscal year, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility or otherwise, we may be unable to complete desirable acquisitions.

We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures, expose us to unforeseen liabilities or result in dilution of our shareholders' interest in our company.

         We expect to continue pursuing acquisitions of flexible healthcare staffing companies and home healthcare companies that complement or enhance our business.

         These acquisitions involve numerous risks, including:

         o difficulties integrating acquired personnel and distinct cultures into our business;

         o difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

         o     addressing increased demands on internal systems and controls;

         o     potential loss of key employees or clients of acquired companies;

         o     diversion of management attention from existing operations; and

         o assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

         These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing securityholders will be diluted. Any acquisition may ultimately have a negative impact on our business and financial condition.

Our decentralized structure in the U.K. could result in unforeseen costs and could adversely impact our business.

         We operate in the U.K. with a decentralized structure under which our branches operate on a relatively autonomous basis. The success of this model demands key centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology. All of our branches are required to report to us on a weekly basis their revenues, man hours worked and other data, and their profit and loss on a monthly basis. Our management reviews all of this data regularly. However, if we fail to exert proper centralized management control, our local branches could engage in unauthorized activities, our management initiatives may not be successfully implemented and our business, financial condition and results of operations may be adversely affected.

Our recent acquisitions remain to be fully integrated.

         Five of the businesses that we have acquired currently operate under earn-out arrangements. These earn-out arrangements generally expire 12 to 24 months after we acquire the businesses. The final earn-out arrangement expires in December 2005. Until the earn-out period has concluded, these businesses will continue to operate on a day-to-day basis with some autonomy, particularly because they may continue to utilize independent IT systems. While we exercise financial and management controls over these businesses, there can be no assurance that we will be able to successfully integrate them, or any other business we acquire, into our company.

We may fail to adequately manage our anticipated future growth.

         We have achieved growth in our flexible healthcare staffing business over the last four years through both organic growth and strategic acquisitions. We intend to continue to expand in the future. As we grow, there will be increased demands on our management and on our operational and administrative systems, controls and other resources. There can be no assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. We also may be required to add staff and information and other systems. We cannot guarantee that we will be able to do so or, if we are able to do so, that we will be able to effectively integrate them into our existing staff and systems.

We are dependent on the proper functioning of our information systems. Planned replacement of our information system used in the U.K. may cost more than currently budgeted.

         Our company is dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations identify and match staffing resources and client assignments and perform billing and accounts receivable functions. Our information systems are protected through physical and software safeguards and we have backup processing capabilities. Our U.K. operations have an IT disaster recovery plan. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If critical information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could temporarily impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably and to bill for services efficiently.

         In order to support our continued growth, we intend to replace our core U.K. IT systems over the next 12 to 24 months. The project to replace these key systems is still in the initial planning and specification stages. There can be no assurance that we will be able to successfully implement our plans or that any such improvements will be implemented in a timely manner or within budget.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining clients.

         The flexible healthcare staffing business and the home healthcare markets are highly competitive. We compete in national, regional and local markets in the U.K. with full-service staffing companies, specialized flexible staffing agencies, hospitals, nursing homes and other home health care businesses. There are relatively few barriers to entry in the markets we serve and, historically, our industry has been highly fragmented. While we expect to continue to face competition from a broad range of companies, the recent consolidation trend in our industry is likely to result in an increase in the number of companies who service regional or national markets. Many of our competitors have greater name recognition, access to capital and marketing, financial and other resources than we do. We believe that the primary competitive factors in obtaining and retaining hospital and healthcare facility clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees' job performance. We compete based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide. Competition for hospital and healthcare facility clients and home healthcare clients may increase in the future and, as a result we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital and healthcare facility clients and our margins could decline, which could harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause our revenues and margins to decline.

Our focus on the per diem market in the U.K. may be a competitive disadvantage.

         Unlike many other healthcare staffing businesses within the U.K. market, we have actively pursued business in the per diem market rather than through long-term contracts. (Business provided on a per diem basis arises when a customer requires flexible staff, and there is no formal or ongoing contractual commitment with the customer.) In the per diem market, health care facilities retain flexible staffers on a job-to-job basis when needed, without any long-term contractual commitment by the purchaser or provider. In contrast, long-term contracts are negotiated for a number of years and guarantee supply of staff to the purchaser (but do not guarantee that staffing services will be purchased). Contracts generally command lower prices than the per diem market and therefore generally lead to lower margins. Although we believe that current and forecast healthcare staff shortages will continue to fuel demand for staff in the per diem market, a change in the supply and demand dynamics for healthcare workers could result in business derived from long-term contracts becoming more attractive. In particular, the award of long term contracts to our competitors (thereby granting "lead" supplier status to such competitors) could prevent us from securing the business of potential purchasers.

If certain key contracts are not renewed, our profits and results of operations may be adversely affected.

         While we primarily rely on the business from the per diem market in the U.K., we have entered into a number of key fixed-term contracts, none of which account for more than 5% of our revenues. If we are unable to renew these or other contracts on commercially acceptable terms, or at all, the lost revenues and profit could adversely affect our results of operations.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

         We rely heavily on our senior management team, led by Timothy M. Aitken, our chairman, and Sarah L. Eames, our chief executive officer, president and chief operating officer. We have entered into employment agreements with Mr. Aitken and Ms. Eames that expire in September 2004, subject to automatic renewal for successive periods of one year each unless terminated by either party. However, the loss or unavailability for an extended period of time of either of these officers could have a material adverse effect on our business operations and prospects.

         We currently maintain key man life insurance on Mr. Aitken in the amount of (pound)1 million and Ms. Eames in the amount of (pound)500,000. However, such insurance may not be sufficient to compensate us for the loss of any of these key executives.

Our business is subject to certain risks inherent to international operations.

         We operate in the U.K., including Northern Ireland. As a result of our international operations we are subject to a variety of risks, including:

         o     fluctuations in currency exchange rates;

         o     tariffs, customs, duties and other trade barriers;

         o varying laws relating to, among other things, employment and employment termination;

         o     seasonal reductions in business activity;

         o     the impact of recessions in economies outside the U.S.;

         o     changes in regulatory requirements;

         o     restrictive privacy regulations;

         o     potentially adverse tax consequences;

         o difficulties and costs of staffing and managing foreign operations; and

         o     political and economic instability.

         These risks may materially and adversely affect our business results of operations or financial condition.

RISKS RELATING TO THE FLEXIBLE HEALTHCARE STAFFING AND HOME HEALTHCARE MARKETS

Demand for flexible staffing services may fail to rise, remain at current levels or may decline. There are indications that the size of the U.K. nursing home market for temporary staffing providers has been static or declining.

         Although management anticipates that the market for flexible staffing services in the healthcare sector will continue to expand, there can be no assurance that growth will occur at all or continue at historic rates or at the rate currently expected. Such growth could be adversely affected by a variety of factors, including emphasis on permanent staff and minimization of the use of temporary staff by healthcare providers and automation or computerization of services traditionally performed by temporary staff providers.

         There are indications that the size of the U.K. nursing and residential care home market for temporary staffing providers has been static or declining in the last few years. The U.K. nursing home market accounted for approximately 14% of our revenues for each of the fiscal years ended September 30, 2003 and 2002. The care purchasing policies of local authorities have put severe pressure on margins at care homes (which are known as nursing homes in the U.S.), resulting in care homes being particularly cost-conscious and highly incentivized to limit usage of temporary staff.

         If demand for temporary staffing services in the healthcare sector generally declines or does not increase at the rate we anticipate, or the market requires services other than those which we can offer, our business, financial condition and results of operations may be materially and adversely affected.

Economic conditions could adversely affect the demand for our services and, therefore, our financial performance.

         Demand for flexible staffing services and home healthcare products and services may be significantly affected by the general level of economic activity and economic conditions in the regions and sectors in which our company operates. An economic downturn in a region in which our company operates may adversely affect our staffing services in that region, as the use of temporary workers may decrease. It may also adversely affect our sale of home healthcare products and services. There may also be a delay between the occurrence of an actual or perceived threat of economic downturn and the impact this could have on our business and financial results. In addition, an economic downturn may result in a reduction in spending by the U.K.-government funded National Health Service (the "NHS") on temporary staff.

         We may also be negatively impacted by economic conditions during periods of strong growth. For example, it may become more difficult for us to locate temporary staff to supply healthcare providers during periods of low unemployment.

Fluctuations in patient occupancy at the hospital and healthcare facilities of our clients may adversely affect the demand for our services and therefore our financial performance.

         Demand for our flexible healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients' facilities. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, hospital and healthcare facility clients typically will reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our healthcare clients' facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

We operate in a regulated industry and changes in, or violation of, laws or regulations may result in increased costs or sanctions that could impact our financial performance.

         Our business is subject to extensive and complex laws and regulations in the U.K. These include laws and regulations related to professional licensure, conduct of operations, payment for services and referrals, benefits payable to temporary staffers and taxation. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or we could be required to stop operating in one or more jurisdictions.

Healthcare reform could negatively impact our business.

         Political, economic and regulatory influences are subjecting the health care industry in the U.K. to fundamental change. The U.K. government has attempted to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies, including by limiting and/or reducing the payments for services provided by healthcare staffing and home healthcare companies. It is likely that further health care reform legislation in the U.K. will affect our company in some fashion and may adversely affect our business, financial position or results of operations.

Recent and proposed changes in U.K. regulations effecting flexible staffing companies may result in increased costs that reduce our revenue and profitability.

         The recent introduction of new regulatory provisions in the U.K. could substantially raise the costs associated with operating our business. Some proposed changes in regulations could have a similar effect. We may not be able to pass along to our customers the costs of implementing any changes that result from these new and changed laws and regulations. Some new and proposed regulations include:

         U.K. rules affecting temporary workers. The benefits and protections with which temporary workers in the U.K. must be provided have recently increased, and new and or more stringent laws are likely to be introduced in the future. In particular, the Conduct of Employment Agencies and Employment Business Regulations 2003, which are described below, are likely to be introduced in 2004. It will therefore be necessary to review existing documentation and practices to ensure compliance with the law. These and other regulations may impact on our profitability. Similarly, case law has an impact on us. An example of this is the ruling by the European Court of Justice that the provisions of the European Working Time Directive, which entitle temporary workers to be paid annual leave only when they have been continuously employed for 13 weeks, is unlawful. The U.K. Working Time Regulations have therefore been amended to remove the 13-week qualify period, and workers in the U.K. are now entitled to paid leave from the first day of employment. (However, in the first year of employment, the amount of leave that a worker can take is limited to the amount he or she has accrued.)

         Care Standards Act. The Care Standards Act 2000 introduced a regulatory structure for all non-NHS health and care services in England and Wales. The Care Standards Act imposes a number of regulatory burdens on flexible staffing providers to the healthcare industry. As a result of the Care Standards Act, providers of flexible healthcare staffers have to register with the National Care Standards Commission. The Care Standards Act provides regulation-making powers for the appropriate minister to make provision with respect to management and staffing, fitness of premises and the conduct of specified services. Although we believe that our company is better positioned to comply with the regulations of the Care Standards Act than smaller operators, there can be no assurance that the regulatory burden on our company will not continue to increase.

         Proposed changes in U.K. VAT rules. Our company currently acts as an agent in supplying medical and non-medical flexible staff, which, under U.K. law, requires us to charge VAT only on the amount of commission charged to the purchaser of flexible staff. The Conduct of Employment Agencies and Employment Business Regulations 2001 (the "Regulations"), planned to come into force in the U.K. no earlier than July 2004, could place an increased VAT burden on our company. The Regulations are expected to require employment agencies, including those supplying flexible staff, to enter into contractual relationships with the workers that they supply. Contracts between flexible staffing providers and purchasers of flexible staff would become contracts in which the flexible staff provider acts as principal, rather than agent, for VAT purposes. For non-medical staff, VAT would be due on the total amount of the charges made by the flexible staff provider, including salary costs, rather than merely on its commission. This change may adversely affect our cash flow if we have to pay the increased VAT liability to HM Customs & Excise before purchasers of flexible staff have paid their fees to us. The proposed law will result in the provision of medical staff such as nurses being exempt from VAT. Pursuant to such exemption, we will be restricted in the amount of VAT we can recover from input costs relating to our businesses. It is anticipated that HM Customs & Excise will operate an 18-month transition period, which will run from the date on which the Regulations are implemented. During the transition period, businesses will be permitted to continue to act as "agent" in a VAT sense and therefore account for VAT under the existing rules.

         NHS reforms may have a substantial negative impact upon us. For our fiscal years ended September 30, 2003 and 2002, the NHS accounted for 47% and 51%, respectively, of our flexible staffing business revenue. Flexible staffing providers, such as us, are subject to the risk that the NHS will seek to regulate the price it pays for temporary staff, reduce its use of temporary staff, or replace its use of such staff where possible with in-house alternatives (such as NHS professionals) providing more flexible working opportunities for its permanent employees.

         The NHS professionals initiative, which was announced in November 2000, is a nurse bank management scheme operated by NHS Trusts that aims to provide an efficient temporary staffing service for public sector hospitals. NHS professionals will coordinate nurse banks operated by NHS Trusts with the intention of maintaining quality standards and controlling cost across all NHS nurse banks. The NHS professionals initiative may reduce the need for the NHS to use third-party staffing agencies, including our company, for its temporary staffing needs.

         While the full impact of the introduction of the London Agency Project discussed below is not yet quantifiable, it is possible that a longer-term objective of such initiative is to reduce the cost of the agency commission. It is not unreasonable to assume that the NHS purchasing and supply agency may switch its objectives for the next round of framework agreement negotiations from quality and standard setting to price reduction.

         The London Agency Project was announced in January 2001 and is intended to create a central body responsible for drawing up a framework for contracts between London-based NHS Trusts and selected temporary staffing agencies to supply the temporary nurse and other temporary staff to the healthcare sector. The government intends the London Agency Project to cover all healthcare staff categories in the long term, but the project initially focused on specialist nursing, such as accident and emergency and critical care. The government has indicated that the contract period to be offered to the selected agencies will be three years. The goals of the project are to ensure a consistent high quality of temporary staff and that value for money is achieved by every NHS Trust in London. Our company is a part of the framework for the supply of specialist nurses. The project has now been rolled out to other regions of the U.K. There are now five Agency Projects in operation with a further two planned for later in 2004.

         If the NHS were significantly to reduce its use of our services, drive down prices or change its policy on private sector involvement, it could have a material adverse effect on our business, financial condition and results of operations. However, there is currently a shortage of qualified nurses within the U.K., leading not only to the high use of agency nursing but also to NHS Trusts seeking to employ qualified nurses from overseas on a permanent and temporary basis.

Our success in the homecare services market depends on our ability to provide staff at rates acceptable to local authorities.

         The largest providers of homecare services in the U.K. are Local Authority Social Services departments. Outsourcing of homecare by these local authorities is the principal source of revenue and growth in the homecare staffing market. Though figures vary widely among local authorities, homecare provided directly by the local authorities typically is significantly more expensive per hour of care than homecare outsourced to independent homecare providers. While we believe there is potential for further outsourcing of homecare by local authorities, this potential may be partially offset by tighter local authority budgets. Moreover, there can be no assurance that we will be chosen by local authorities to provide outsourced homecare services in the future, or that we will be able to recruit and retain homecare staff at hourly rates that local authorities are willing to pay.

Significant legal actions could subject us to substantial uninsured liabilities.

         In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or other legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary staffing personnel, including misuse of proprietary information and theft of property. We may also face possible claims by employees or employee candidates of discrimination or harassment (including for actions our customers or their employees may have taken), violations of health and safety regulations, workers compensation claims, retroactive entitlement to benefits and other similar claims. In some instances, we are required to indemnify clients against some or all of these risks. A failure of any of our employees or personnel to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable laws, rules and regulations could result in negative publicity, payment of fines or other damages. In addition, breaches of the Care Standards Act and associated regulations could result in the revocation of registration or the imposition of conditions on that registration that could adversely effect the continuation of our business in the U.K. Litigation is costly and, even if we do prevail, the cost of such litigation could harm us. To protect ourselves from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities.

RISKS RELATING TO OUR COMMON STOCK

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to cause our operating expenses to increase and impact our future financial position and results of operations.

         In order to comply with the Sarbanes-Oxley Act of 2002, as well as rules and regulations that the Securities and Exchange Commission and the American Stock Exchange have adopted or proposed or that they may propose in the future, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our operating expenses to increase. Insurers are also likely to increase premiums as a result of higher claims rates incurred over the past year, and so our premiums for our various insurance policies, including our directors' and officers' insurance policies, are likely to increase. Proposed changes in accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

The holders of shares of our Series A preferred stock are entitled to special rights, including redemption rights, not afforded to the holders of our common stock and the exercise of such rights could have an adverse effect on the holders of our common stock.

         Our shares of Series A preferred stock are entitled to certain preferences over our common stock, including the following:

         o we may not issue dividends to the holders of common stock until all accrued and unpaid dividends on the shares of our Series A preferred stock are paid in full as of the date of the dividend; and

         o upon the liquidation, dissolution or winding up of our company, the holders of our shares of Series A preferred stock are entitled to receive an amount equal to $4.53 per share, or $35,213,253 in the aggregate, plus any accrued and unpaid dividends, before the holders of our common stock would be entitled to receive distributions.

         In addition, the shares of Series A preferred stock have the following rights and preferences, neither of which are available to the holders of our common stock:

         o subject to certain limitations, the shares of Series A preferred stock are convertible into shares of our common stock by the holders thereof ; and

         o subject to certain limitations, the shares of Series A preferred stock are redeemable by the holders thereof for cash.

The holders of our shares of Series A preferred stock may be entitled to elect additional directors to our board of directors.

         If we violate certain covenants contained in our Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, such as failing to make dividend payments on the shares of Series A preferred stock when required or failing to redeem the shares of Series A preferred stock when required, then the holders of our Series A preferred stock will be entitled to special voting rights enabling them to elect one additional director, every six months until the violation is cured, to our board of directors, who will continue to serve as directors until we are no longer in breach of those covenants.

The holders of our Series A preferred stock have anti-dilution protection that may entitle them to receive additional shares of common stock, thus diluting the ownership interests of the holders of our common stock.

         Currently the holders of our Series A preferred stock may convert their shares into shares of our common stock on a one-for-one basis. However, the conversion ratio is subject to adjustment in a number of circumstances. In some circumstances, such as certain issuances of our common stock or securities convertible into our common stock at a price per share less than the conversion price for the Series A preferred stock then in effect, the ownership interest of the holders of Series A preferred stock in our company (on a fully-diluted basis) may increase, thus diluting the ownership interests of the holders of our common stock.

Future sales of our common stock by existing shareholders may lower the price of our common stock.

         As of the date of this Prospectus, we have 22,104,628 shares of common stock outstanding and 7,773,660 shares of Series A preferred stock outstanding.

         In addition, as of the date of this Prospectus, our officers, directors, employees and consultants own options to acquire an additional 861,000 shares of common stock, which were issued under our 1992 Stock Option Plan, and 1,965,000 shares of common stock, which were issued under our 2002 Stock Option Plan (a total of 2,826,000 shares). Although we will not issue any more options under our 1992 Stock Option Plan, we may issue additional options under our 2002 Stock Option Plan. The shares of common stock to be issued upon exercise of the options granted under our 1992 Stock Option Plan have been registered and may be freely sold when issued (subject to any applicable limitations on resales imposed on affiliates). Moreover, the shares of common stock to be issued upon exercise of the options granted and to be granted under the 2002 Stock Option Plan have been registered and may be freely sold when issued (subject to any applicable limitations on resales imposed on affiliates).

         Pursuant to a registration statement that was declared effective by the Securities and Exchange Commission in August 2002, we have registered the resale of an aggregate of 23,479,157 shares of our common stock, consisting of:

         o 10,132,590 shares of common stock that we issued in connection with the reorganization of our company in July 2002 (including 7,773,660 shares of common stock issuable upon the conversion of our Series A preferred stock);

         o 11,800,210 shares of our common stock held by the four Hyperion funds that are investors in our common stock. The shares of our common stock held by the Hyperion funds were acquired by them in privately-negotiated transactions and in open market purchases;

         o 375,000 shares of our common stock issued to two of the Triumph entities that are investors in our company on April 30, 2002 (including 75,000 shares subsequently transferred to BNP Paribas); and

         o 1,171,357 shares of our common stock issued to Timothy M. Aitken and Sarah L. Eames on April 22, 2002 as bonus shares.

         We have also agreed to register the resale of the 669,738 shares of our common stock that we issued in November 2002 in connection with the acquisition of a temporary staffing business, as well as any shares we issue in the future as additional consideration to the sellers of this temporary staffing business.

         Sales of substantial amounts of common stock into the public market could lower the market price of our common stock.

Because a small group of shareholders may control our voting stock, investors may have little or no control over our company or our management.

         As of the date of this prospectus, the four Hyperion funds that are shareholders in our company collectively own approximately 39.7% of our outstanding voting stock and the two Triumph entities that are shareholders in our company collectively own approximately 26.1% of our voting stock. (Our voting stock consists of our shares of common stock and our shares of Series A preferred stock. See "Description of Our Securities.") As a result, these shareholders may be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

If provisions in our corporate documents and New York law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our shareholders consider favorable.

         Our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our Certificate of Incorporation authorizes our board of directors to issue up to ten million shares of "blank check" preferred stock (of which eight million are designated as Series A preferred stock). Without shareholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to the remaining two million shares of preferred stock. With these rights, preferred shareholders could make it more difficult for a third party to acquire us. New York law may also discourage, delay or prevent someone from acquiring or merging with us.

         Under the Certificate of Amendment (to our Certificate of Incorporation) relating to our Series A preferred stock, we may not merge with or sell substantially all of our assets to another entity unless, among other things, such entity is organized under the laws of either the United States or England and such entity expressly assumes every covenant and obligation set forth in the Certificate of Amendment, or such alternative obligations as may be agreed to by the holders of a majority in interest of the holders of the Series A preferred stock. The effect of this provision is that we may not merge with or sell substantially all of our assets without the consent of a majority in interest of the holders of the Series A preferred stock.

         Under the employment agreements we have entered into with Timothy M. Aitken, our chairman, and Sarah L. Eames, our chief executive officer, president and chief operating officer, we are required to pay such officers an amount equal to 2.9 times his or her salary if his or her employment with our company is terminated for any reason within six months of a change in control of our company. In addition, we have agreed with Mr. Aitken that in the event of a change of control of our company during fiscal 2004, his salary will be reinstated to the amount in effect immediately prior to his resignation in January 2004 as our chief executive officer. Such change of control payments may have the effect of preventing or delaying a change of control of our company, even if the change of control was favored by our shareholders.

                           FORWARD LOOKING STATEMENTS

         This Prospectus and the documents incorporated herein by reference include forward-looking statements.

         Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "could," "think," "estimate" and "predict," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

         We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements include:

         o our ability to continue to recruit and retain qualified flexible and other healthcare staffing professionals and our ability to attract and retain operational personnel;

         o our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us;

         o the general level of patient occupancy at our hospital and healthcare facility clients' facilities;

         o our ability to successfully implement our acquisition and integration strategies;

         o our dependence on the proper functioning of our information systems;

         o the effect of existing or future government regulation of the healthcare industry, and our ability to comply with these regulations;

         o the impact of medical malpractice and other claims asserted against us;

         o the effect of regulatory change that may apply to us and that may increase our costs and reduce our revenue and profitability;

         o our ability to use our net operating loss carryforward to offset net income; and

         o the impairment of our goodwill, of which we have a substantial amount on our balance sheet, may have the effect of decreasing our earnings or increasing our losses.

         Other factors that could cause actual results to differ from those implied by the forward-looking statements in this Prospectus or the documents incorporated herein by reference include those described in the "Risk Factors" section and elsewhere in this Prospectus, as well as changes in any of the following: the demand for our products and services, general economic conditions, governmental regulation, the level of competition we face, customer strategies and pricing and reimbursement policies.

                          DESCRIPTION OF OUR SECURITIES

         As of the date of this Prospectus, our authorized capital stock consists of 62 million shares of common stock and 10 million shares of preferred stock, of which eight million have been designated as Series A preferred stock. As of the date of this prospectus, there are 22,104,628 shares of our common stock and 7,773,660 shares of our Series A preferred stock outstanding.

COMMON STOCK

         Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on all matters submitted to a vote, including the election of directors.

         Holders of our common stock are entitled to share proportionately in any dividends that may be declared by the board of directors on our common stock out of funds legally available for dividends. They are also entitled to share proportionately in all of our assets available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of our company. Holders of common stock do not have preemptive, subscription or conversion rights.

PREFERRED STOCK

         Our board of directors has the power, without further vote of our shareholders, to authorize the issuance of up to a total of ten million shares of our preferred stock (of which eight million have been designated as Series A preferred stock) and to fix the terms, limitations, rights, powers and preferences of any of these shares of preferred stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares.

Series A Preferred Stock

         We are authorized to issue up to eight million shares of Series A preferred stock, of which 7,773,660 shares are outstanding as of the date of this Prospectus. The shares of Series A preferred stock were issued in the reorganization of our company in July 2002 (the "Reorganization"). In the Reorganization, subordinated debt and equity investments in two of our U.K. subsidiaries were exchanged for shares of our common stock and shares of our new Series A preferred stock. The terms of the Series A preferred stock are set forth in the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, which we refer to as the "Certificate of Amendment."

         The following summarizes certain of the provisions of the Certificate of Amendment.

Dividends

         Each share of Series A preferred stock is entitled to receive cumulative, compounding dividends, out of funds legally available thereof, at the per share rate of 9.375% of (pound)2.867 ($4.53 at the fixed exchange rate of $1.58 set forth in an amendment to our certificate of incorporation defining the rights of the Series A preferred stock) per year, resulting in an annual uncompounded dividend obligation of approximately $3.3 million per year. The shares of Series A preferred stock are entitled to receive dividends at a higher rate in the event of a covenant breach (as that term is defined in the Certificate of Amendment), which principally relates to the protection of our the rights of the holders of our Series A preferred stock.

         Any accrued but unpaid dividends will be paid upon liquidation, redemption or conversion of the Series A preferred stock. We may not declare or pay any dividends, make any distributions, or set aside any funds or assets for payment or distribution with regard to our common stock or any other class or series of our stock ranking junior to the Series A preferred stock until all accumulated dividends on the Series A preferred stock have been paid.

Voting Rights

         Each outstanding share of Series A preferred stock is entitled to that number of votes equal to the number of shares of common stock into which such share of Series A preferred stock is convertible. Each share of Series A preferred stock is currently convertible into one share of common stock. Except with respect to the directors to be elected by the holders of the Series A preferred stock, voting as a class, the Series A preferred stock and our common stock will vote as a single class on all matters submitted to a vote of our shareholders.

         Until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the shares of Series A preferred stock issued to it in the Reorganization, the holders of Series A preferred stock are entitled, voting as a separate class, to elect one director to our board of directors. In addition, the Series A preferred stock and our common stock will vote as a single class in the election of all other directors of our board of directors.

         In the event of a covenant breach (as that term is defined in the Certificate of Amendment), the holders of the Series A preferred stock will be entitled to elect one additional director to our board of directors. Thereafter, on each six-month anniversary of the occurrence of such breach, the holders of the Series A preferred stock will be able to elect one more director until the breach has been cured or waived. If, at any time while the holders of Series A preferred stock are entitled to elect a director, such director ceases to be a director of our company, the vacancy can only be filled by the vote of the holders of a majority of the Series A preferred stock.

Liquidation Preference

         In the event of any liquidation, dissolution or winding up of our company, the holders of Series A preferred stock will be entitled to receive, before the holders of common stock or any other class or series of stock ranking junior to the Series A preferred stock will be entitled to receive anything in respect of their shares, a liquidation preference equal to $4.53 per share (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions), plus any accrued or declared but unpaid dividends on their shares of Series A preferred stock, which we refer to as the "Series A Preference Amount;" provided, however, that in the event that the holders of Series A preferred stock would have received an amount greater than the Series A Preference Amount had they converted their Series A preferred stock into shares of common stock immediately prior to the liquidation, dissolution or winding up of our company, such holders will be entitled to receive an amount per share equal to the amount they would have received had they effected such a conversion.

Common Stock Conversion

         Conversion at the Option of the Holder of Series A Preferred Stock. Each holder of Series A preferred stock is entitled, at any time on or before the day before the date, if any, fixed by our company for the conversion of the Series A preferred stock (see "Conversion at the Option of the Company" below), until December 17, 2008, to convert some or all of its shares of Series A preferred stock into shares of common stock. The conversion rate is calculated by dividing the original issue price per share of Series A preferred stock ($4.53 per share) by the conversion price (initially $4.53 per share, subject to adjustment). Thus, each share of Series A preferred stock is initially convertible into one share of common stock. The conversion price and the number of shares subject to issuance upon conversion is subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, recapitalizations and similar transactions, as well as certain issuances of shares of common stock at a price below the then applicable conversion price.

         In addition, the holders of Series A preferred stock are entitled upon such conversion to receive in cash any accrued or declared but unpaid dividends on their shares. If we are unable to pay such dividends in cash, then the holders of the Series A preferred stock shall have the option to either:

         o revoke the conversion with respect to the shares of Series A preferred stock in question; or

         o receive a demand promissory note in the principal amount of the unpaid dividends, bearing an interest rate 2% greater than Series A preferred stock dividend rate; or

         o receive an additional number of shares of common stock, as described in the Certificate of Amendment.

         Conversion at the Option of the Company. Subject to applicable law and the satisfaction of the condition discussed below, we may convert the outstanding Series A preferred stock, in whole, but not in part, into shares of our common stock. At the time of conversion, we must pay, in cash, all accrued or declared but unpaid dividends on the shares of Series A preferred stock. The conversion rate is calculated as set forth above under "Conversion at the Option of the Holder of Series A Preferred Stock." We do not have the right to convert the Series A preferred stock until, subject to certain conditions, the closing price of our common stock multiplied by the aggregate number of shares of common stock issued pursuant to or issuable upon conversion of the Series A preferred stock is equal to or greater than $88,033,133, which we refer to as a "Qualified Public Value."

Redemption

         Subject to certain limitations, a majority in interest of the holders of the Series A preferred stock (defined as the holders of greater than 50% of the sum of (i) the shares of common stock issuable upon conversion of the Series A preferred stock and (ii) the shares of common stock that have been issued upon the conversion of the Series A preferred stock, provided that such shares of common stock are then held by the person or entity (or an affiliate thereof) who converted the shares of Series A preferred stock) have the right to require us to redeem their shares

         o upon the occurrence of a liquidity event (defined generally as a sale or transfer of 90% or more of our capital stock or the capital stock of either of two specified U.K. subsidiaries to a person other than the two Triumph entities that are investors in our company or affiliates thereof, a sale or transfer of our property or assets either representing 90% or more of the total value of our assets or generating 90% or more of our revenues, or the liquidation, dissolution or bankruptcy of our company or such subsidiaries); or

         o at any time after December 17, 2007 if we have paid our senior credit facility and our mezzanine loan in full on or before such date.

         The redemption right can be exercised up to three times, but for not less than (pound)5 million on any one occasion (or such lower amount as is necessary to redeem all of the shares of Series A preferred stock then outstanding).

         Upon a voluntary redemption, the holders of Series A preferred stock will be entitled to receive an amount equal to the Series A Preference Amount.

Covenants

         Until the earlier of our common stock achieving a Qualified Public Value or until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the shares of Series A preferred stock issued to it in the Reorganization, we will be required to comply with a number of covenants, including:

         Protective Provisions. The consent of a majority in interest of the holders of the Series A preferred stock will be required to:

         o amend our Certificate of Incorporation, including the Certificate of Amendment, or Bylaws in a manner that adversely affects the rights of the holders of Series A preferred stock;

         o create, authorize, reclassify or issue any shares of capital stock of any of our subsidiaries; or

         o declare or pay any dividends or make any distributions or apply any of our assets to the redemption, retirement, purchase or other acquisition of our capital stock, except in accordance with the Certificate of Amendment.

         Limitations on Transactions with Affiliates. We may not enter into certain transactions with the holders (or their affiliates) of Series A preferred stock, or any of our affiliates, unless certain conditions are first satisfied, as described in the Certificate of Amendment.

         Restrictions Against Limitations on Upstream Payments. Without the consent of a majority in interest of the holders of the Series A preferred stock, we may not, except in certain circumstances, restrict the ability of our subsidiaries to, among other things, pay dividends or make other distributions in respect of its capital stock, make loans to us or transfer assets to us.

Merger or Consolidation

         We may not merge with or sell substantially all of our assets to another entity unless, among other things, the other party to the transaction entity is organized under the laws of either the United States or England and such party expressly assumes, in a form reasonably satisfactory to a majority in interest of the holders of the Series A preferred stock, every covenant and obligation set forth in the Certificate of Amendment, or such alternative obligations as may be agreed to, so that the holders of Series A preferred stock may achieve the practical realization of the principal benefits intended to be provided to them in the Certificate of Amendment.

TRANSFER AGENT

         American Stock Transfer & Trust Company, based in New York, New York serves as transfer agent for the shares of our common stock and our Series A preferred stock.

                                 USE OF PROCEEDS

         All of the shares of our common stock are being offered by the Selling Shareholders. Our company will not receive any proceeds from the sales of shares of common stock by the Selling Shareholders. We will, however, receive the exercise price on all option exercises pursuant to which the Selling Shareholders acquire the shares being sold pursuant to this Prospectus. We anticipate using such proceeds for general corporate purposes, including working capital.

                              SELLING SHAREHOLDERS

         The shares of common stock to which this Prospectus relates are being registered for reoffers and resales by Selling Shareholders who may acquire such shares under our 1992 Stock Option Plan or our 2002 Stock Option Plan. The Selling Shareholders named below may resell all, a portion, or none of such shares. There is no assurance that any of the Selling Shareholders will sell any or all of the shares of common stock offered by him or her hereunder. The inclusion in the table below of a director's or officer's name does not indicate that such person has a present intention to offer or sell any shares of our common stock.

         Participants under our 2002 Stock Option Plan who are affiliates of our company who acquire shares of our common stock under such Plan may be added to the Selling Shareholders listed below from time to time by use of a prospectus supplement filed pursuant to Rule 424(b) under the Securities Act. In addition, the number of shares offered for sale by a Selling Shareholder may be increased or decreased by use of a prospectus supplement filed pursuant to Rule 424(b).

         The following table sets forth certain information concerning the Selling Shareholders as of the date of this Prospectus:

NAME
----
                                                                                            NUMBER OF
                                                                                            SHARES OF   PERCENTAGE OF
                                    NUMBER OF SHARES  NUMBER OF SHARES OF                     COMMON      SHARES OF
                                     OF COMMON STOCK      COMMON STOCK     NUMBER OF PLAN  STOCK OWNED   COMMON STOCK
                                      OWNED AS OF       ACQUIRABLE UNDER       SHARES         AFTER      OWNED AFTER
                                   FEBRUARY 6, 2004(1)    THE PLANS(2)       OFFERED(3)    OFFERING(4)   OFFERING(5)
                                   -------------------    ------------       ----------    -----------   -----------
Timothy M. Aitken                     2,015,573(6)          1,429,000         1,429,000       850,573        3.8%
Chairman of the Board

Sarah L. Eames
Chief Executive Officer,  President   1,030,551(7)            784,000           784,000       477,218        2.2%
and Chief Operating Officer

G. Richard Green                         87,854(8)              5,000             5,000        82,854        *
Director

David J. Macfarlane                       6,000(9)             18,000            18,000             0          0
Director

Charles F. Murphy                       110,539(10)            99,000            99,000        85,539        *
Acting Chief Financial Officer

Wayne Palladino                           5,914(11)             9,000             9,000         5,914        *
Director

Jeffrey S. Peris                          9,333(12)            12,000            12,000         2,000        *
Director

*    Less than 1%.

(1) Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of the date of this Prospectus. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all shares which the named individual has the right to acquire pursuant to vested and unvested options granted to such individual prior to the date of this Prospectus. Does not include any shares that may be acquirable under future grants of options under the 2002 Stock Option Plan.

(3) Consists of all shares underlying options currently granted to the selling shareholder, whether or not such options are exercisable within 60 days of the date of this Prospectus.

(4) Assumes that all of the shares offered pursuant to this Prospectus are sold.

(5) Based on 22,104,628 shares of our common stock outstanding as of February 6, 2004.

(6) Consists of (a) 644,807 shares of common stock held by Mr. Aitken, (b) 20,000 shares of common stock held by the Aitken Living Trust UAD 3/7/97, a trust for which Mr. Aitken acts as trustee and in which he is the sole beneficiary, (c) 11,366 shares of common stock held by Aitken (English) Company Limited, an affiliate of Mr. Aitken, (d) 87,200 shares of common stock issuable upon the conversion of a like number of shares of Series A preferred stock held by Mr. Aitken, (e) 87,200 shares of common stock issuable upon the conversion of a like number of shares of Series A preferred stock held by Aitken (English) Company Limited, (f) 695,000 shares of common stock issuable upon the exercise of options granted to Mr. Aitken under our 1992 Stock Option Plan, all of which are currently exercisable, and (g) 470,000 shares of common stock issuable upon the exercise of options granted to Mr. Aitken under our 2002 Stock Option Plan that are exercisable within 60 days of February 6, 2004. Does not include an additional 264,000 shares of common stock issuable upon the exercise of options granted under our 2002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

(7) Consists of (a) 451,638 shares of common stock held by Ms. Eames, (b) 4,000 shares of common stock held jointly by Ms. Eames and her husband, (c) 21,580 shares of common stock issuable upon the conversion of a like number of shares of Series A preferred stock held by Ms. Eames, (d) 150,000 shares of common stock issuable upon the exercise of options granted to Ms. Eames under our 1992 Stock Option Plan, all of which are currently exercisable, and (e) 403,333 shares of common stock issuable upon the exercise of options granted to Ms. Eames under our 2002 Stock Option Plan that are exercisable within 60 days of February 6, 2004. Does not include an additional 230,667 shares of common stock issuable upon the exercise of options granted under our 2002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

(8) Consists of (a) 60,995 shares of common stock held jointly by Mr. Green and his wife, (b) 1,819 shares of common stock held by Orion Nominees Limited, an affiliate of Mr. Green, (c) 17,440 shares of common stock issuable upon the conversion of a like number of shares of Series A Preferred Stock held by Orion Nominees Limited, (d) 2,600 shares of common stock owned of record by Mr. Green's wife, as to which Mr. Green disclaims beneficial ownership, and (e) 5,000 shares of common stock issuable upon the exercise of options granted to Mr. Green under our 1992 Stock Option Plan, all of which are currently exercisable. Mr. Green shares voting and dispositive power over the shares of common stock held by Orion Nominees Limited.

(9) Consists of 6,000 shares subject to options issued to Mr. Macfarlane under our 2002 Stock Option Plan that are exercisable within 60 days of February 6, 2004. Does not include an additional 12,000 shares subject to options issued to Mr. Macfarlane under our 20002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

(10) Consists of (a) 68,099 shares of common stock held by Mr. Murphy, (b) 17,440 shares of common stock issuable upon the conversion of a like number of shares of Series A preferred stock held by Mr. Murphy, and (c) 25,000 shares subject to options issued to Mr. Murphy under our 2002 Stock Option Plan that are exercisable within 60 days of February 6, 2004. Does not include an additional 74,000 shares subject to options issued to Mr. Murphy under our 2002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

(11) Consists of (a) 682 shares of common stock held by Mr. Palladino and (b) 5,232 shares of common stock issuable upon the conversion of a like number of shares of Series A preferred stock held by Mr. Palladino. Does not include an additional 9,000 shares subject to options issued to Mr. Palladino under our 2002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

(12) Consists of (a) 2,000 shares of common stock held by Mr. Peris, (b) 5,000 shares of common stock issuable upon the exercise of options granted to Mr. Peris under our 1992 Stock Option Plan, all of which are currently exercisable, and (c) 2,333 shares of common stock issuable upon the exercise of options issued to Mr. Peris under our 2002 Stock Option Plan which are exercisable within 60 days of February 6, 2004. Does not include an additional 4,667 shares subject to options issued to Mr. Peris under our 2002 Stock Option Plan that are not exercisable within 60 days of February 6, 2004.

         Except as noted below or elsewhere in this Prospectus, the Selling Shareholders have not held any position or office in, or had a material relationship with, our company or our subsidiaries or other affiliates within the past three years:

         Employment Agreements; Bonus Share Issuances and Related Transactions:

         o In September 2001 we entered into employment agreements with Timothy M. Aitken and Sarah L. Eames. The agreements have a three-year term, subject to automatic renewal for successive periods of one year each unless terminated by either party. Under their respective employment agreements, Mr. Aitken's salary for fiscal 2004 is $150,000 and Ms. Eames' salary for fiscal 2004 is $445,500. Mr. Aitken and Ms. Eames have also been awarded performance bonuses and options by our company during the last three years.

         o In April 2002 we issued 684,258 shares of our common stock to Mr. Aitken, who was then serving as our chairman and chief executive officer, and 487,099 shares of our common stock to Ms. Eames, who was then serving as our president and chief operating officer, as a bonus, for, among other things, services rendered to our company through the date of issuance. Simultaneously with the bonus share issuances, our company and one of our U.K. subsidiaries entered into agreements with each of Mr. Aitken and Ms. Eames pursuant to which we provided them (through cash bonuses and loans) with substantially all of the cash necessary for them to pay the U.S. federal, state and local income taxes that they expected to incur as a result of such share issuances and such subsidiary agreed to indemnify each of them for all income liabilities that they may incur as a result of such share issuances, subject to a specified maximum amount. In connection with these transactions, such U.K. subsidiary purchased from each of Mr. Aitken and Ms. Eames the redeemable shares of such subsidiary held by them for nominal consideration. The other holders of redeemable shares of such subsidiary exchanged their redeemable shares for shares of our common stock in the Reorganization.

         o On December 2, 2003, Mr. Aitken and Ms. Eames repaid in full the principal amount of and accrued interest on the promissory notes issued by them to our company in connection with the Reorganization in 2002. The principal and accrued interest repaid aggregated $590,500 and $418,718, respectively. The loans were repaid by delivery to our company of 103,596 and 73,459 shares of common stock held by Mr. Aitken and Ms. Eames, respectively, valued at $5.70 per share, the closing price on the day prior to the repayment date. Our company also agreed to reimburse Mr. Aitken and Ms. Eames for the taxes incurred by them on the disposition of the shares to our company, which are estimated to be approximately $83,395 and $51,421, respectively.

         The Reorganization:

         o Mr. Aitken, together with his affiliate, Aitken (English) Company Limited, owned securities of two of our U.K. subsidiaries that were exchanged in the Reorganization for an aggregate of 22,733 shares of our common stock and 184,400 shares of our Series A preferred stock.

         o Ms. Eames owned securities of two of our U.K. subsidiaries that were exchanged in the Reorganization for 2,813 shares of our common stock and 21,580 shares of our Series A preferred stock.

         o G. Richard Green owned, jointly with his wife, securities of one of our U.K. subsidiaries that were exchanged in the Reorganization for 57,995 shares of our common stock. In addition, Orion Nominees Limited, an affiliate of Mr. Green, exchanged securities of two of our U.K. subsidiaries in the Reorganization for 17,440 shares of our Series A preferred stock and 1,819 shares of our common stock.

         Other:

         o Our company has filed a registration statement covering resales of shares of our common stock by certain shareholders of our company, including Mr. Aitken (who is able to sell 782,825 shares thereunder), Aitken (English) Company Limited (98,566 shares), Ms. Eames (511,492 shares) and Mr. Green (57,995 shares).

         o David J. Macfarlane is of counsel to Ashurst, a law firm in London, where he has worked since 1986. Ashurst has, in the past three years, provided legal services to our company.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders may resell or redistribute the shares of our common stock being sold hereunder from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately-negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are donees, pledgees, transferees or other successors-in-interest of any of the Selling Shareholders (including, but not limited to, persons who receive shares of common stock from a Selling Shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this Prospectus) may also use this Prospectus and are included when we refer to "Selling Shareholders" in this Prospectus.

         The Selling Shareholders may sell the shares of our common stock by one or more of the following methods, without limitation:

         o block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

         o an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the shares of common stock are listed;

         o ordinary brokerage transactions and transaction in which the broker solicits purchases;

         o an offering at other than a fixed price on or through the facilities of any stock exchange on which the shares of common stock are listed or to or through a market maker other than that on that stock exchange;

         o     privately-negotiated transactions;

         o     short sales;

         o through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

         o through the distribution of the shares of common stock by any Selling Shareholder to its partners, members or stockholders;

         o     one or more underwritten offerings;

         o agreements between a broker or dealer and one or more of the Selling Shareholders to sell a specified number of shares of common stock at a stipulated price per share; and

         o any combination of any of these methods of sale, or any other method permitted by applicable law.

         The Selling Shareholders may also transfer the shares of common stock by gift.

         As of the date of this Prospectus, we do not know of any arrangements by the Selling Shareholders for the sale of any of their shares of common stock.

         The Selling Shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals or as an agent of a Selling Shareholder. Broker-dealers may agree with a Selling Shareholder to sell a specified number of the shares of common stock at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a Selling Shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares of common stock as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares of common stock are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

         The Selling Shareholders may also sell shares of common stock in accordance with Rule 144 under the Securities Act of 1933 rather than pursuant to this Prospectus.

         From time to time, one or more of the Selling Shareholders may pledge, hypothecate or grant a security interest in some or all of the shares of common stock owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be Selling Shareholders. The number of a Selling Shareholder's shares of common stock offered under this Prospectus will decrease as and when it takes such actions. The plan of distribution for that Selling Shareholder's share will otherwise remain unchanged. In addition, a Selling Shareholder may, from time to time, sell the share of common stock short, and in those instances, this Prospectus may be delivered in connection with the short sales and the shares of common stock offered under this Prospectus may be used to cover short sales.

         The Selling Shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of common stock sold by them may be deemed to be underwriting discounts and commissions.

         A Selling Shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that Selling Shareholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A Selling Shareholder may enter into options or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A Selling Shareholder may also loan or pledge the shares of common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares.

         The Selling Shareholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the related rules and regulations adopted by the Securities and Exchange Commission, including Regulation M. In general, Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for or purchasing shares of our common stock for a period of five business days prior to such person's participation in the distribution and during the period of such person's participation in the distribution. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of our common stock during the same period. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

         We cannot assure you that the Selling Shareholders will sell all or any portion of the shares of common stock offered hereby.

         If a Selling Shareholder notifies us that a material arrangement (other than a customary brokerage account agreement) has been entered into with a broker-dealer(s) for the sale of shares through a block trade, special or underwritten offering, exchange distribution, secondary distribution, purchase by a broker-dealer(s) or similar transaction, we will, if required, file a prospectus supplement setting forth:

         o the name of the Selling Shareholder and of the participating broker-dealer(s);

         o     the number of shares involved;

         o     the price at which the shares were sold;

         o any applicable commissions, discounts, concessions, fees or other items constituting compensation to the broker-dealers(s) (which may exceed customary commissions or compensation);

         o if applicable, a statement to the effect that the participating broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and

         o     any other facts that are material to the transaction.

         In addition, upon being notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a prospectus supplement.

         Under the rules of the Securities and Exchange Commission, the amount of securities sold by any Selling Shareholder, and any person acting in concert with a Selling Shareholder, by means of this Prospectus may not exceed, in any three-month period, the greater of 1% of the total number of shares then outstanding or the average weekly trading volume of our common stock during the four calendar weeks preceding the date of sale. Under the rules of the Securities and Exchange Commission, shares of common stock sold by a Selling Shareholder by means of this Prospectus need not be aggregated with other securities sold by such Selling Shareholder under Rule 144 in determining compliance with the volume limitations of Rule 144.

                       WHERE YOU CAN FIND MORE INFORMATION

         Our company is required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington D.C. 20549. For more information on its public reference facilities, you can call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act of 1933. This Prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission. Any statement contained in this Prospectus concerning the provisions of any document filed as an exhibit to the registration statement, or otherwise filed with the Securities and Exchange Commission, is not necessarily complete, and you should refer to the copy of the document filed with the Securities and Exchange Commission for complete information.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important business, financial and other information to you by referring you to other documents filed with the Securities and Exchange Commission. All information incorporated by reference is part of this Prospectus, unless and until that information is updated and superseded by the information contained in this Prospectus or any information incorporated later.

         We incorporate by reference the documents listed below:

         1. Our Annual Report on Form 10-K for our fiscal year ended September 30, 2003.

         2. Our Current Reports on Form 8-K filed on November 25, 2003, January 16, 2004 and February 3, 2004.

         3. The description of our shares of common stock contained in our Form 8-A filed with the Securities and Exchange Commission on April 29, 1999 and any amendments thereto or other reports that we file with the Securities and Exchange Commission for the purpose of updating such description.

         In addition, all documents which we file with the Securities and Exchange Commission pursuant to section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and before the offering by the Selling Shareholders is completed will be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date those documents are filed. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this Prospectus shall be considered modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         You may request a copy of any document incorporated by reference in this Prospectus at no cost. To receive a copy, you can call us at (212) 750-0064, or write us at:

         Allied Healthcare International Inc.
         555 Madison Avenue
         New York, New York 10022
         Attention:  Charles F. Murphy

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended September 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of September 30, 2002 and for the fiscal years ended September 30, 2002 and 2001 included in our Annual Report on Form 10-K for the fiscal year ended September 30,2003, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby have been opined upon by Brown Raysman Millstein Felder & Steiner LLP of New York, New York. Leslie J. Levinson, the secretary of our company, is a partner of Brown Raysman Millstein Felder & Steiner LLP.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

         The following documents filed with the Securities and Exchange Commission are incorporated by reference in this Registration Statement:

         1. Our company's Annual Report on Form 10-K for our fiscal year ended September 30, 2003;

         2. Our company's Current Reports on Form 8-K filed on November 25, 2003, January 16, 2004 and February 3, 2004; and

         3. The description of the shares of common stock of our company contained in the Form 8-A filed with the Securities and Exchange Commission on April 29, 1999 and any amendments thereto or other reports that we file for the purpose of updating such description.

         In addition to the foregoing, all documents filed by our company subsequent to the date of this Registration Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents.

         Any statement contained in a document incorporated, or deemed to be incorporated herein, by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

         Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         The validity of the shares of common stock offered by the Registration Statement have been opined upon by Brown Raysman Millstein Felder & Steiner LLP of New York, New York. Leslie J. Levinson, the secretary of our company, is a partner of Brown Raysman Millstein Felder & Steiner LLP.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article 7 of the Business Corporation Law of the State of New York, in general, allows a corporation to indemnify its officers and directors against any judgment, fine, settlement and reasonable expenses incurred in any non-derivative civil or criminal action, or against any settlement and reasonable expenses in any derivative civil action, if the officer or director acted in good faith and for a purpose he reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action, the officer or director must have had no reasonable cause to believe that his conduct was unlawful. Partial indemnification is allowed in cases where the officer or director was partially successful in defeating the claim. Such Article establishes procedures for determining whether the standard of conduct has been met in the particular case, for timely notification to shareholders, for prepayment of expenses and for payment pursuant to a court order or as authorized by disinterested directors or the shareholders. Article 7 also provides that it is not exclusive of any other rights to which an officer or director may be entitled under the certificate of incorporation or the bylaws or a corporation or pursuant to an agreement, resolution of shareholders or resolution of directors that are authorized by the certificate of incorporation or the bylaws of a corporation; provided that no indemnification may be made if a judgment or other final adjudication adverse to the officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

         As permitted under the Business Corporation Law of the State of New York, the Certificate of Incorporation of our company provides that our directors will not be personally liable to our company or our shareholders for monetary damages for breach of a fiduciary duty owed to our company or our shareholders. By its terms and in accordance with the law of the State of New York, however, this provision does not eliminate or otherwise limit the liability of the directors of our company for any breach of duty based upon (i) an act or omission (A) resulting from acts committed in bad faith or involving intentional misconduct or involving a knowing violation of law, or (B) from which the director personally derived a financial benefit to which he was not legally entitled, or (ii) an improper declaration of dividends or purchase of our securities or other violation of section 719 of the Business Corporation Law of the State of New York.

         Article 8 of our Certificate of Incorporation and Article 8 of our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by New York law. We also have entered into indemnification agreements with each of our directors and officers.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         Not applicable.

ITEM 8.    EXHIBITS

Exhibit
Number    Description of Exhibit
------    ----------------------

4.1      1992 Stock Option Plan, as amended (incorporated by reference to
         Exhibit 10.3 of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

4.2 2002 Stock Option Plan (incorporated herein by reference to Annex D to the proxy statement/prospectus included in Amendment No. 1 to the registrant's Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 21,
         2002).

5*       Opinion of Brown Raysman Millstein Felder & Steiner LLP.

23.1* Consent of Brown Raysman Millstein Felder & Steiner LLP (contained in their opinion constituting Exhibit 5).

23.2*    Consent of Deloitte & Touche LLP, independent auditors.

23.3*    Consent of Ernst Young LLP, independent auditors.

24* Power of Attorney (included on the signature page of this Registration Statement).


--------------------
*Filed herewith.

ITEM 9.  UNDERTAKINGS.

(a)      The registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to any arrangement, provision or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of February, 2004.

                                       ALLIED HEALTHCARE INTERNATIONAL INC.


                                       By: /s/ Sarah L. Eames
                                           -------------------------------------
                                           Sarah L. Eames
                                           Chief Executive Office, President and
                                           Chief Operating Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each director whose signature appears below constitutes and appoints Sarah L. Eames and Charles F. Murphy, or any of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           Signature                          Title                                  Date
           ---------                          -----                                  ----
     /s/ Timothy M. Aitken              Chairman of the Board                   February 6, 2004
---------------------------------
           Timothy M. Aitken


     /s/ Sarah L. Eames                 Chief Executive Officer,                February 6, 2004
---------------------------------       President, Chief Operating Officer
           Sarah L. Eames               and Director
                                        (principal executive officer)


     /s/ Charles F. Murphy              Acting Chief Financial                  February 6, 2004
---------------------------------       Officer (principal financial
           Charles F. Murphy            and accounting officer)


     /s/ G. Richard Green               Director                                February 6, 2004
---------------------------------
           G. Richard Green


                                      II-4


     /s/ David J. Macfarlane            Director                                February 6, 2004
---------------------------------
           David J. Macfarlane


       /s/ Wayne Palladino              Director                                February 6, 2004
---------------------------------
           Wayne Palladino


     /s/ Jeffrey S. Peris               Director                                February 6, 2004
---------------------------------
           Jeffrey S. Peris


     /s/ Scott A. Shay                  Director                                February 6, 2004
---------------------------------
           Scott A. Shay


                                      II-5